MEDICURE INC.
4-1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of the shareholders of Medicure Inc. (the “Corporation”) will be held in Montréal, Québec, at the Fairmont The Queen Elizabeth, 900 René Lévesque Boulevard West, Tuesday, October 25, 2005 at 11:30 a.m. (Montréal time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the period ended May 31, 2005 together with the auditors’ report thereon;

2.	to elect four (4) directors for the ensuing year;

3.	to appoint KPMG LLP as the auditors for the ensuing year;

4.	to authorize the directors to fix the remuneration to be paid to the auditors;

5.	to consider and, if deemed advisable, to approve, with or without variation, as an ordinary resolution, the text of which is set forth in Particulars of Matter to be Acted Upon, Section “E” of the Management Proxy Circular, of the entering into by the Corporation of a shareholder rights plan agreement with Computershare Trust Company of Canada, as rights agent;

6.	to consider and, if deemed advisable, to approve, with or without variation, as an ordinary resolution of the Corporation, the text of which is set forth in Particulars of Matter to be Acted Upon, Section "F" of the Management Proxy Circular, approving an amendment to the Incentive Stock Option Plan of the Corporation; and

7.	to transact such further or other business as may properly come before the meeting or any adjournment thereof.

Shareholders unable to attend the Meeting in person are requested to read the enclosed Proxy Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Corporation’s transfer agent, Computershare Trust Company of Canada, of 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

NOTES:
1.	Holders of common shares of the Corporation who are unable to be present personally at the Meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying Proxy for use at the Meeting.

2.	Only holders of common shares of the Corporation of record at the close of business on August 27, 2005 (the “record date”) will be entitled to vote at the meeting except to the extent that a person has transferred any of his or her common shares of the Corporation after the record date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

DATED at Winnipeg, Manitoba, this 27th day of August, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Derek G. Reimer”

Derek G. Reimer, CA, Chief Financial Officer and Secretary